UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Western Prospector Group Ltd.
(Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Khan Resources Inc.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
959262 10 6
(CUSIP Number of Class of Securities (if applicable))
Paul D. Caldwell
Chief Financial Officer and Corporate Secretary
Khan Resources Inc.
141 Adelaide Street West, Suite 1007
Toronto, Ontario, Canada M5X 1B1
Telephone: (416) 363-3405
Facsimile: (416) 360-3417
with a copy to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Telephone: (212) 588-5500
Facsimile: (212) 308-0132
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
May 12, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
The disclosure documents set forth below are attached immediately following this page:
1.	Press release dated May 11, 2008[1]

2.	Advertisement dated May 12, 2008[1]

3.	Offer to Purchase and Circular dated May 12, 2008[1]

4.	Letter of Transmittal[1]

5.	Notice of Guaranteed Delivery[2]

[1]	Previously furnished on the filing person’s Form CB submitted to the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2008.

[2]	The Notice of Guaranteed Delivery furnished herewith replaces in its entirety the Notice of Guaranteed Delivery previously furnished on the filing person’s Form CB submitted to the SEC on May 12, 2008 and corrects a typographical error contained in the version previously furnished.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY KHAN RESOURCES INC. FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF WESTERN PROSPECTOR GROUP LTD.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
WESTERN PROSPECTOR GROUP LTD.
under the Offer dated May 12, 2008
made by
KHAN RESOURCES INC.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME)
ON JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated May 12, 2008 (the “Offer”) made by Khan Resources Inc. (“Khan”) to purchase all of the issued and outstanding common shares of Western Prospector Group Ltd. (“Western Prospector”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Western Prospector (collectively, the “Common Shares”), on the basis of 0.685 of a common share of Khan (a “Khan Common Share”) for each Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary. All references to “Cdn$”, “$” and “dollars” in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this properly completed and executed Notice of Guaranteed Delivery, or a manually signed facsimile hereof, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the

Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSXV”) after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Khan under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; Khan reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Khan or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

Shareholders should contact the Information Agent and Depositary or their broker, dealer, commercial bank, trust company or other nominee for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of “Ineligible US Shareholders”. An “Ineligible US Shareholder” means a Shareholder for which the investment decision to deposit Common Shares under the Offer is made by a resident of a US state or other US jurisdiction in which Khan is not satisfied, in its sole discretion, that Khan Common Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other US jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements (without limitation of the foregoing, an “Ineligible US Shareholder” shall include any Shareholder who is a resident of the United States (other than a resident of the State of New York) and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective US jurisdiction).

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. Khan will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

Khan Common Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Common Shares tendered by such Shareholders in the Offer are “restricted securities”. Accordingly, if you tender Common Shares in the Offer that bear a US Securities Act restrictive legend, any Khan Common Shares issued to you in exchange for such Common Shares shall also bear a US Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Common Shares and the acquisition of Khan Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

TO:	KHAN RESOURCES INC.

AND TO:    KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail, By Hand or By Courier:	By Facsimile Transmission:

The Exchange Tower	The Exchange Tower	416-867-2271
130 King Street West, Suite 2950	130 King Street West, Suite 2950	Toll Free: 1-866-545-5580
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING WESTERN PROSPECTOR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with Khan, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, including SRP Rights listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
WESTERN PROSPECTOR COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate	Shares Deposited*

TOTAL:

SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.) (To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.
** The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Western Prospector to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the common shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its common shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. Khan reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code/Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, (a) all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date or (b) if the Separation Time has occurred but Rights Certificate(s) representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, on or before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Rights Certificate(s) are distributed to Shareholders.

     Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

North American Toll Free Phone:

1-866-581-0510

E-mail: contact us@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document
2.1	The filing person’s Annual Information Form for the fiscal year ended September 30, 2007 dated December 18, 2007[1]

2.2	The filing person’s management information circular dated January 10, 2008 prepared in connection with the annual meeting of shareholders of the filing person held on February 14, 2008[1]

2.3	The filing person’s audited consolidated financial statements and the notes thereto as at September 30, 2007 and 2006 and for each of the fiscal years ended September 30, 2007 and 2006, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto[1]

2.4	The filing person’s comparative unaudited consolidated financial statements and the notes thereto as at March 31, 2008 and for the six month periods ended March 31, 2008 and 2007, together with the management’s discussion and analysis relating thereto[1]

[1]	Previously furnished on the filing person’s Form CB submitted to the SEC on May 12, 2008.
PART III – CONSENT TO SERVICE OF PROCESS
The person furnishing this Form filed with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 12, 2008.

PART IV – SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHAN RESOURCES INC.
/s/ Paul D. Caldwell
Name:	Paul D. Caldwell
Title:	Chief Financial Officer and Corporate Secretary
May 12, 2008